**Mercedes-Benz Auto Lease Trust 2015-B**
**Investor Report**

Collection Period Ended       28-Feb-2017

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 17 | | | |
| Collection Period (from... to) | 1-Feb-2017 | 28-Feb-2017 | | |
| Determination Date | 13-Mar-2017 | | | |
| Record Date | 14-Mar-2017 | | | |
| Payment Date | 15-Mar-2017 | | | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-Feb-2017 | 15-Mar-2017 | Actual/360 Days | 28 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Feb-2017 | 15-Mar-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 272,500,000.00 | 51,450,561.93 | 29,432,581.17 | 22,017,980.76 | 80.799929 | 0.108009 |
| Class A-2B Notes | 272,500,000.00 | 51,450,561.93 | 29,432,581.17 | 22,017,980.76 | 80.799929 | 0.108009 |
| Class A-3 Notes | 295,000,000.00 | 295,000,000.00 | 295,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 150,360,000.00 | 150,360,000.00 | 150,360,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,262,360,000.00** | **548,261,123.86** | **504,225,162.34** | **44,035,961.52** | | |
| Overcollateralization | 247,645,517.86 | 264,250,965.63 | 264,250,965.63 | | | |
| **Total Securitization Value** | **1,510,005,517.86** | **812,512,089.49** | **768,476,127.97** | | | |
| present value of lease payments | 532,944,438.27 | 157,080,831.66 | 141,145,593.45 | | | |
| present value of Base Residual Value | 977,061,079.59 | 655,431,257.83 | 627,330,534.52 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 247,645,517.86 | 16.40% |
| Target Overcollateralization Amount (until Class A-2 Notes are paid in full) | 264,250,965.63 | 17.50% |
| Target Overcollateralization Amount (after Class A-2 Notes are paid in full) | 249,150,910.45 | 16.50% |
| Current Overcollateralization Amount | 264,250,965.63 | 17.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.430000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.000000% | 42,875.47 | 0.157341 | 22,060,856.23 | 80.957271 |
| Class A-2B Notes | 1.290000% | 51,622.06 | 0.189439 | 22,069,602.82 | 80.989368 |
| Class A-3 Notes | 1.340000% | 329,416.67 | 1.116667 | 329,416.67 | 1.116667 |
| Class A-4 Notes | 1.530000% | 191,709.00 | 1.275000 | 191,709.00 | 1.275000 |
| **Total** | | **615,623.20** | | **$44,651,584.72** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 14,853,239.91 | (1) Total Servicing Fee | 677,093.41 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 20,709,953.34 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 12,138,415.33 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
|   Excess wear and tear included in Net Sales Proceeds | 82,795.77 | (3) Interest Distributable Amount Class A Notes | 615,623.20 |
|   Excess mileage included in Net Sales Proceeds | 284,752.85 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 47,701,608.58 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 44,035,961.52 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 12,796.98 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 47,714,405.56 | (9) Excess Collections to Certificateholders | 2,385,727.43 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **47,714,405.56** |
| **Total Available Funds** | **47,714,405.56** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 677,093.41 | 677,093.41 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 615,623.20 | 615,623.20 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 42,875.47 | 42,875.47 | 0.00 |
|   thereof on Class A-2B Notes | 51,622.06 | 51,622.06 | 0.00 |
|   thereof on Class A-3 Notes | 329,416.67 | 329,416.67 | 0.00 |
|   thereof on Class A-4 Notes | 191,709.00 | 191,709.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 615,623.20 | 615,623.20 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 44,035,961.52 | 44,035,961.52 | 0.00 |
| | | | |
| Principal Distribution Amount | 44,035,961.52 | 44,035,961.52 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 3,775,013.79 |
| | |
| Reserve Fund Amount - Beginning Balance | 3,775,013.79 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 926.79 |
| minus Net Investment Earnings | 926.79 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,775,013.79 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 926.79 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 11,870.19 |
| Investment Earnings for the Collection Period | 12,796.98 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 1,510,005,517.86 | 35,751 |
| Securitization Value beginning of Collection Period | 812,512,089.49 | 22,503 |
| Principal portion of lease payments | 11,488,026.35 | |
| Terminations- Early | 18,104,918.25 | |
| Terminations- Scheduled | 10,422,793.59 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 4,020,223.33 | |
| Securitization Value end of Collection Period | 768,476,127.97 | 21,501 |

| | | |
|---|---|---|
| Pool Factor | 50.89% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.79% | 6.78% |
| Weighted Average Remaining Term (months) | 23.96 | 10.67 |
| Weighted Average Seasoning (months) | 11.46 | 25.97 |
| Aggregate Base Residual Value | 1,109,844,215.49 | 664,293,920.83 |
| Cumulative Turn-in Ratio | | 92.94% |
| Proportion of base prepayment assumption realized life to date | | 64.09% |
| Actual lifetime prepayment speed | | 0.56% |

## Delinquency Profile

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 765,266,577.28 | 21,416 | 99.58% |
| 31-60 Days Delinquent | 2,255,144.91 | 59 | 0.29% |
| 61-90 Days Delinquent | 674,171.94 | 18 | 0.09% |
| 91-120 Days Delinquent | 280,233.84 | 8 | 0.04% |
| Total | 768,476,127.97 | 21,501 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

## Loss Statistics

| Credit Loss | Current Amount | Current Number of Leases | Cumulative Amount | Cumulative Number of Leases |
|---|---|---|---|---|
| Securitization Value of Defaulted Leases, Beg of Collection Period | 1,081,569.81 | 30 | 14,750,600.64 | 413 |
| Liquidation Proceeds | 929,836.43 | | 11,518,234.39 | |
| Recoveries | 207,733.21 | | 2,114,377.85 | |
| Principal Net Credit Loss / (Gain) | (55,999.83) | | 1,117,988.40 | |
| **Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):** | | | | |
| Current Collection Period | (0.085)% | | | |
| Prior Collection Period | 0.117 % | | | |
| Second Prior Collection Period | 0.235 % | | | |
| Third Prior Collection Period | (0.137%) | | | |
| Four Month Average | 0.032% | | | |
| **Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value** | | | 0.074% | |
| **Average Net Credit Loss / (Gain)** | | | 2,706.99 | |

| Residual Loss | Current Amount | Current Number of Leases | Cumulative Amount | Cumulative Number of Leases |
|---|---|---|---|---|
| Securitization Value of Liquidated Leases, Beg of Collection Period | 31,466,365.36 | 972 | 448,910,314.24 | 13,836 |
| Sales Proceeds and Other Payments Received | 30,497,367.18 | | 434,859,419.57 | |
| Residual Loss / (Gain) | 968,998.18 | | 14,050,894.67 | |
| **Residual Loss / (Gain) as % of Average Securitization Value (annualized):** | | | | |
| Current Collection Period | 1.471% | | | |
| Prior Collection Period | 1.914 % | | | |
| Second Prior Collection Period | 2.084 % | | | |
| Third Prior Collection Period | 3.093 % | | | |
| Four Month Average | 2.140% | | | |
| **Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value** | | | 0.931% | |
| **Average Residual Loss / (Gain)** | | | 1,015.53 | |